June 10, 2019

Adi Sideman
President, Chief Executive Officer and Director
YouNow, Inc.
245 5th Avenue, 6th Floor
New York, New York 10016

       Re: YouNow, Inc.
           Amendment No. 3 to
           Draft Offering Statement on Form 1-A
           Submitted May 17, 2019
           CIK 0001725129

Dear Mr. Sideman:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2019 letter.

Draft Offering Statement on Form 1-A

General

1. We note your responses to comments 1 and 8. We continue to evaluate your responses and may have further comment.
2. We note your responses to comments 4, 5, and 6 with respect to various issues relating to the Investment Company Act of 1940. While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses. Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
June 10, 2019
June 10, 2019 Page 2
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Dilution, page 50

3. We note your response to comment 9. Please disclose why total tokens purchased of
         249,524,060 as presented in your dilution table does not reconcile to total tokens issued and issuable of 249,570,459 as disclosed on page 116.
Critical Accounting Policies and Significant Judgments and Estimates, page 62

4. We note your descriptions of the Props Network and Props Live Video App beginning on pages 97 and 106 and your reference to the following: 1) the Props Live Video App, 2) the
         Props Network, 3) the Props Blockchain (i.e. a sidechain of the Ethereum Blockchain), 4)
         the Ethereum Blockchain, and 5) the open source software ("Props Blockchain") and network infrastructure. Please clarify the nature of each of these technologies and distinction between them, including how each technology interacts with or relies on the other as well as how Props Tokens are integrated within the technologies and or (Props)
         network infrastructure. If any of the terms are used interchangeably, please clarify the same for us.
5. We note your response to comments 14, 15, and 16, including your reference that token issuances will be recorded on the Ethereum blockchain. Please clarify the company's obligations associated with the delivery of the tokens, including how, when and to what distributed ledgers the token issuances are recorded (e.g., are tokens recorded to the Props
         Blockchain or other blockchain in addition to the Ethereum Blockchain) and how the company ultimately satisfied its obligation to issue the token. In this regard, tell us if the
         Props Blockchain or other respective distributed network was developed and functioning at the time the tokens (or related SAFTs) were sold or issued to token holders.
6. We note your response that company has no obligation to provide the future or existing features of the token as described by the company to the token holders. Please tell us whether the company has any obligation to the token holders following delivery of the token to provide access to, or minimum level of functionality within the Props Network,
         Props Live Video App, or other technology.
7. We note your disclosure of Props Token transfers in the Secondary Markets on page 90.
         Please clarify when and whether a token holder can transfer their tokens to another counterparty outside of your Props Blockchain (e.g., through the Ethereum network or some other means) and if so, address the following:

             Tell us how the transfer of tokens would be tracked or recorded on the YouNow network;

             Tell us whether the other counterparty would be able to then utilize the tokens on your network; and
 Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
June 10, 2019
June 10, 2019 Page 3
Page 3
FirstName LastName
             To the extent the token purchaser subsequently transfers its token, describe whether the rights/features of the token transfer along with the respective tokens or remain with the initial token purchaser.
8. We note your response to comment 13 indicating the company is not obligated to repurchase Props Tokens delivered to a token holder. Please clarify whether there are any scenarios where token holders may require refund of the proceeds paid to the company, aside from DPA holders, either in the event the Props Network is not built out, does not maintain functionality, or otherwise. If such scenarios exist, please describe.
Description of Business
Assignment, Decentralization, page 121

9. We note your response to comment 25 and your revised disclosure in this section, including the statement that any significant change to the platform would "require . . . the substantial support of our community of users and Props Token holders." Please revise to clarify whether users and Props Token holders will have any enforceable rights with respect to decisions regarding significant changes to the platform. To the extent that they have no such rights, please so state.
Exhibits

10. We note that section 10.2 of your Second Amended and Restated Investors' Rights
         Agreement and section 3.4 of the Voting Agreement contain jury trial waivers, and that the introductory language and section 17 of the YouNowTerms of Use and section 18 of
         the Props PBC Token Grant Agreement contain mandatory arbitration provisions. Please revise your offering statement to:

             Further describe each jury trial waiver and mandatory arbitration provision, including how it will impact your investors;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether each such provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

             To the extent the provision applies to federal securities law claims, please revise the disclosure and each of the agreements to state that by agreeing to each such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder;
and

             Clarify whether purchasers of interests in a secondary transaction would be subject to each such provision.
 Adi Sideman
YouNow, Inc.
June 10, 2019
Page 4
11. We note that the introductory language and section 8.12 of the YouNow Terms of Use and section 5 of the Investment Representation Statement included as Exhibit B of the Props
         PBC Token Grant Agreement contain representations that persons subject to such agreements have reviewed the offering circular. Please note that it is inappropriate to require investors to represent that they have read or reviewed the offering materials that you provided to them and remove these statements.
12. We also note that exhibits 4.1 and 4.2 also contain various disclaimers and limitations of liability. Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise. In addition, we note that these agreements contain indemnification provisions. Please revise your offering circular to highlight the various applicable indemnification provisions in more detail and explain how they apply to investors. For example, please clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives. In addition, please explain how that amount would be determined. Finally, please include appropriate risk factor that highlights the indemnification provisions.
       You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Marc Thomas,
Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-
3207 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



FirstName LastNameAdi Sideman                                   Sincerely,
Comapany NameYouNow, Inc.
                                                                Division of
Corporation Finance
June 10, 2019 Page 4                                            Office of
Financial Services
FirstName LastName